October 24, 2014

Jubilant Generics, Inc.

c/o LeClair Ryan

1037 Raymond Boulevard

Newark, New Jersey

Attn: Mr. R. Sankaraiah

Dear Mr. Sankaraiah:

We were asked by LeClairRyan to provide you, its client, Jubilant Generics, Inc. (“Jubilant”), with a “bring-down letter” for the proposed tender offer to purchase the shares of the minority shareholders of Cadista Holdings Inc. (“Cadista”). This bring-down letter does not constitute a fairness opinion or a recommendation of whether any party to the proposed tender offer should enter into any type of transaction. This bring-down letter provides an updated fair value range of Cadista common stock based on updated financial projections provided to us on October 3, 2014, by the Cadista management.

Based on our initial engagement letter dated January 6, 2014, we performed financial advisory and forensic analysis services for you as to the fair value of the Cadista common stock as of a contemporaneous date. You determined that such date should be the Cadista 2014 fiscal year end: March 31, 2014 (the “valuation date”). We provided you a reasonable range of fair value per share conclusions based on a synthesis of generally accepted business valuation approaches and methods as of the valuation date. Our fair value range was provided to you as one of many considerations you would make in determining the tender offer price, if any, that you would consider offering to the Cadista minority shareholders.

On July 17, 2014, we provided the board of directors of Jubilant and the executive officers and directors of Jubilant Life Science Ltd. a presentation regarding our indicated range of fair value of the Cadista common stock. We defined fair value for purposes of this engagement as the standard of value used in Section 262(h) of the Delaware General Corporations Law.

As communicated within our presentation on July 17, 2014, our range of fair value per share is based on 12 indications of value, which constitutes our valuation range. This range is developed from four valuation methods and three indications of value per method. The four valuations methods we applied in this analysis included the following:

•	the discounted cash flow (DCF) method

•	the direct capitalization of cash flow (DCCF) method

•	the guideline merged and acquired company (GMAC) method

•	the guideline publicly traded company (GPTC) method

Mr. R. Sankaraiah

October 24, 2014

The three indications of value per method were indications that represented a low (or conservative) value indication, an indicated (or mid-point/base) value indication, and a high (or optimistic) value indication. In aggregate, we determined 12 indications of value to provide you with a range of fair value of the Cadista common stock. The 12 indications of value provided a range between $0.95 per share (based on the lowest value indication of the DCF method) and $2.50 per share (based on the highest value indications of the GMAC method and the GPTC method).

As communicated within our presentation on July 17, 2014, our total reasonable range of fair value of the Cadista common stock, as of the valuation date, was between $1.60 per share and $2.50 per share. This total reasonable range of value excluded the DCF method analysis value indications. The DCF method analysis provided value indications that were materially lower than the other three valuation methods we applied.

In addition to our total reasonable range of fair value per share, we provided you two other more discrete ranges of value that represented, in our opinion, more likely indications of fair value based on a synthesis of weightings within our 12 indications of value range.

The first range was what we determined as an “indicated” range of fair value. This range was developed based on selected weighting to the indications of value provided by our analysis and excluded any explicit emphasis to the DCF method analysis. The Cadista projections represent a company in transition from a generic pharmaceutical research, development, manufacturing, and distribution business to a generic pharmaceutical packaging and distribution business. Therefore, the DCF method provided the lowest value indication. Due to the difference between the DCF method value indications and the three other method value indications, we excluded the DCF method value indications from our indicated range of fair value. As of the valuation date, this range provided an indicated range of fair value between $1.75 per share and $2.15 per share. The mid-point of this range, based on our selected indicated weighting, was $1.90 per share.

The second range was what we described as an “alternative weighting” range of fair value. This range included a more typical 50 percent emphasis to the results of the DCF method analysis. The financial projections provided by the Cadista board of directors represent the strategic plan of Cadista going forward. These financial projections were provided to Jubilant on June 21, 2014. Furthermore, valuation analysts typically place the most emphasis on the DCF method value indication. Therefore, we provided an alternative weighting range of fair value which explicitly emphasises the DCF method value indications. As of the valuation date, this alternative weighting provided a range of fair value between $1.30 per share and $1.65 per share. The mid-point of this range, based on our selected alternative weighting, was $1.50 per share.

Since we did not apply an explicit emphasis to the DCF method value indications in our analysis of the $1.60 per share to $2.50 per share total reasonable range of fair value, a stock tender offer at the low end of the total reasonable range would appear reasonable.

After our communication and presentation to Jubilant, Jubilant provided a tender offer to the board of directors of Cadista to purchase the shares of the Cadista minority shareholders at a price of $1.60 per share. A special committee of the Cadista board was then organized and Cassel Salpeter & Co., an investment banking firm, was retained by the special committee to provide advisory services. After a few months of communications between the parties, new Cadista financial projections were provided on October 3, 2014. These new financial projections reflected the loss of a large retail chain customer of Cadista’s most profitable and highest volume product, Methylprednisolone. In addition to decreased volume, sales, and expenses due to this projected change, the Cadista operating working capital projection was also changed due to (1) the loss of the major retail customer and (2) changes in the estimate regarding days payable with Jubilant sources pharmaceutical products. Due to these changes in the Cadista financial projections, we updated our analysis of the Cadista range of fair value with the new projections as of October 3, 2014. In our updated analysis, we held constant all of the nonprojection valuation variables used in our analysis as presented in our July 17, 2014, presentation to Jubilant.

Mr. R. Sankaraiah

October 24, 2014

Based on our updated valuation analysis, the net cash flow projections decreased which, all else equal, decreased the indicated range of fair value of the Cadista common stock. Had we used the updated financial projections in our analysis as of July 17, 2014, the date of our presentation, we would have presented the following ranges of fair value to the Jubilant board:

•	The total reasonable range of fair value would be between $1.50 per share and $2.50 per share

•	The indicated range of fair value would be between $1.75 per share and $2.15 per share

•	The alternative weighting range of fair value would be between $1.25 per share and $1.60 per share

These changes in the fair value ranges that we provided to the Jubilant board do not fully reflect all of the value changes that would have resulted if we had relied on the updated financial projections in our July 17, 2014, presentation. For example, the updated financial projections may have resulted in lower selected pricing multiples in our GMAC and GPTC methods and in lower income growth rates in our DCF and DCCF methods. Each of these valuation variable changes would have resulted in decreased value indications. However, we did not change any of these valuation variables in our updated valuation analysis. Therefore, the aforementioned fair value ranges may understate the effect of the updated financial projections on fair value per share. Accordingly, the $1.60 per share tender offer price seems to be an even more attractive fair value price per share in light of the updated financial projections and operational condition of Cadista as of the date of this bring-down letter.

Very truly yours,

Willamette Management Associates

Robert F. Reilly